SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ON RELATED PARTY TRANSACTIONS

Parties	Braskem S.A. (“Braskem”) and Gás de Alagoas S.A. (“ALGÁS”)
Relationship with the issuer

ALGÁS is a joint venture controlled by Petrobras Gás S.A. – Gaspetro, subsidiary of Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) and Mitsui Gás e Energia do Brasil, according to information in the Financial Statements of Petrobras. Meanwhile, Petrobras holds 47.03% of the voting capital and 36.15% of the total capital of Braskem.

Purpose	2nd Amendment to the agreement that regulates the supply by ALGÁS to Braskem of natural gas, via local gas distribution pipeline (“2nd Amendment”).

Key terms and conditions

On December 20, 2018, Braskem and ALGÁS entered into agreement for the supply of natural gas, from January 1, 2019 to December 31, 2019 (“Agreement”). The duration of the Agreement was extended via the 1st amendment to the contract in September 12, 2019, which is in effect until December 31, 2021 (“1st Amendment”).

The 2nd Amendment has as its object:

(i) Increase the Daily Contracted Amount from 0 m³ to 420,000 m³/day (as per the definition in the Agreement) for the period from January 1 to December 31, 2021; and

(ii) Increase the estimated value of the contractual amendment, which changes to R$268,338,000.00

No other conditions in the Agreement were altered, including those related to termination ((i) continued contractual nonperformance, (ii) nonperformance by Braskem of the Daily Contracted Amounts and Daily Withdrawal Amounts established, (iii) nonperformance of compliance obligations, (iv) assignment of rights and obligations to third parties not in comparison with the Agreement or (v) also in case of bankruptcy, insolvency or court-supervised reorganization of any of the Parties).

Execution date of the amendment	December 29, 2020
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer	Petrobras, its partners or managers have not participated in Braskem’s decision process or negotiation of the transaction, with the directors appointed by Petrobras abstaining from voting on the operation at the relevant Braskem's Board of Directors Meeting.
Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment

ALGÁS is the exclusive concessionaire of public services for the distribution of piped natural gas in the state of Alagoas.

The natural gas market is regulated by the Alagoas State Regulatory Agency and the National Petroleum, Natural Gas and Biofuels Agency (ANP). In this regard, this amendment strictly complied with the legislation in force, including with regard to the tariffs and conditions adopted.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.